                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D/A
                             (Amendment No. 1)

               Under the Securities Exchange Act of 1934

                      EURO TRADE & FORFAITING, INC.

--------------------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $0.001 Par Value

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                     (Title of Class of Securities)

                               29870X 10 3

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                              (CUSIP Number)

           Michael J. Smith, 17 Dame Street, Dublin 2, Ireland
                       Telephone (35 31) 679-1688

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   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                            November 24, 2000

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         (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].

CUSIP No.     29870X 10 3
          ---------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons

          MFC Merchant Bank S.A.
     --------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  --------------------------------------------------------

4)   Source of Funds   OO
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------

6)   Citizenship or Place of Organization     Switzerland
                                          --------------------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              ---------------------------
     ficially           (8)  Shared Voting Power     11,202,663
     Owned by                                    -------------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         ----------------------
     With               (10) Shared Dispositive Power      202,663
                                                      --------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                  11,202,663
                                                            --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     44.0%
                                                        ------------------

14)  Type of Reporting Person           CO
                              --------------------------------------------


                                                         Page 2 of 7 Pages

CUSIP No.     29870X 10 3
          ---------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
     Persons

           MFC Bancorp Ltd.
     --------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  --------------------------------------------------------

4)   Source of Funds   OO  WC
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------

6)   Citizenship or Place of Organization     Yukon Territory, Canada
                                          --------------------------------

     Number of          (7)  Sole Voting Power       840,000
     Shares Bene-                              ---------------------------
     ficially           (8)  Shared Voting Power     11,202,663
     Owned by                                    -------------------------
     Each Reporting     (9)  Sole Dispositive Power        840,000
     Person                                         ----------------------
     With               (10) Shared Dispositive Power      202,663
                                                      --------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                  12,042,663
                                                           ---------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     46.6%
                                                        ------------------

14)  Type of Reporting Person           CO
                              --------------------------------------------


                                                         Page 3 of 7 Pages

This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D of MFC Merchant Bank S.A. ("Merchant Bank") and MFC Bancorp Ltd. ("MFC") dated February 15, 2000 (the "Schedule 13D"), and is filed to report a change in voting power over certain shares of Euro Trade & Forfaiting, Inc. ("Euro Trade") pledged to Merchant Bank and the acquisition of certain shares of Euro Trade by MFC.

ITEM 1.   SECURITY AND ISSUER.

This Amendment No. 1 relates to the shares of common stock with a $0.001 par value each of Euro Trade, a Utah corporation having a principal executive office at 42 Brook Street, London, England, W1Y 1YB.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC and Merchant Bank. MFC operates in the financial services business and has a principal business and office address at 17 Dame Street, Dublin 2, Ireland. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has a principal business and office address at 53, Route de Malagnou, 1211 Geneva 17, Switzerland. See item 6 on pages 2 and 3 of this Amendment No. 1 for the jurisdiction of organization of Merchant Bank and MFC.

The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of MFC that have not been previously reported on Schedule 13D.


================================================================================
                         RESIDENCE OR             PRINCIPAL
NAME                   BUSINESS ADDRESS           OCCUPATION         CITIZENSHIP
================================================================================


Dr. Stefan Feuerstein    Charlottenstr. 57,      Managing Director   German
                         D-10117                 of the Industrial
                         Berlin, Germany         Investment Council
                                                 GmbH

================================================================================


The executive officers and directors of Merchant Bank remain unchanged since the filing of the Schedule 13D.

During the last five years, neither Merchant Bank or MFC has been, nor, to the knowledge of Merchant Bank or MFC, have any of their directors or officers been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Merchant Bank and MFC have executed a joint filing agreement consenting to the joint filing of this Amendment No. 1. Such agreement is filed as
Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.


                                                        Page 4 of 7 Pages


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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a securities pledge agreement (the "Pledge Agreement") dated for reference January 31, 2000 among Collingwood Investments Limited, North Cascade Limited (collectively, the "Pledgors") and Merchant Bank, Merchant Bank acquired the right to exercise voting power over 11,000,000 shares of common stock of Euro Trade beneficially owned by the Pledgors (the "Pledged Shares"). Merchant Bank exercises shared voting power over the Pledged Shares with MFC, which owns all of the issued and outstanding voting securities of Merchant Bank.

MFC used proceeds from working capital to acquire 420,000 units (the "Units") of Euro Trade on November 14, 2000 under the terms of an underwriting agreement dated the same date, whereby Euro Trade sold, on a private placement basis, 8,500,000 Units at a purchase price of $1.35 per Unit. Each Unit is comprised of one share of common stock of Euro Trade and one common share purchase warrant exercisable for one further share of common stock of Euro Trade at a price of $1.35 per share.

ITEM 4.   PURPOSE OF TRANSACTION.

Merchant Bank entered into a loan agreement dated for reference January 31, 2000 with the Pledgors pursuant to which, on February 14, 2000, Merchant Bank advanced a loan of $12.0 million to the Pledgors. The loan was secured by a pledge of the Pledged Shares under the Pledge Agreement. Pursuant to the terms of the Pledge Agreement, Merchant Bank acquired the right to exercise voting power over the Pledged Shares and has subsequently determined to exercise such right.

MFC purchased its 420,000 Units for investment purposes.

At this time, neither MFC or Merchant Bank, nor, to the knowledge of MFC or Merchant Bank, any of their directors or executive officers, have the intention of acquiring additional shares of Euro Trade, although MFC and Merchant Bank reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC or Merchant Bank, nor, to the knowledge of MFC or Merchant Bank, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D, Merchant Bank is the beneficial owner of 202,663 shares of the common stock of Euro Trade and shares voting and dispositive power over such shares with MFC. Pursuant to the terms of the Pledge Agreement, Merchant Bank now has the right to exercise voting power over the Pledged Shares. As a result, Merchant Bank and MFC have the right to exercise shared voting power over an aggregate of 11,202,663 shares, or approximately 44.0% of Euro Trade's issued and outstanding shares of common stock.

MFC additionally exercises sole voting and dispositive power over 420,000 shares of common stock of Euro Trade and 420,000 common share purchase warrants each exercisable for one further share of common stock of Euro Trade, which on a diluted basis constitutes approximately 3.2% of Euro Trade's issued and outstanding shares of common stock.


                                                        Page 5 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the Schedule 13D for information relating to certain contracts, arrangements, understandings or relationships with respect to securities of Euro Trade.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

      Exhibit Number           Description
      --------------           -----------

             1 Joint Filing Agreement between Merchant Bank and MFC dated November 29, 2000.

             2* Securities Pledge Agreement among Merchant Bank and the Pledgors dated for reference January 31, 2000.

-------------------
* Incorporated by reference from the Schedule 13D filed by MFC and Merchant Bank and dated February 15, 2000.


                                                        Page 6 of 7 Pages


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 November 29, 2000
                                          --------------------------------
                                                      (Date)

                                               MFC MERCHANT BANK S.A.

                                             By: /s/ Claudio Morandi
                                          --------------------------------
                                                    (Signature)

                                             Claudio Morandi, President
                                          --------------------------------
                                                  (Name and Title)

                                             By: /s/ Peter Hediger
                                          --------------------------------
                                                   (Signature)

                                            Peter Hediger, Vice President
                                          --------------------------------
                                                  (Name and Title)



                                                 November 29, 2000
                                          --------------------------------
                                                      (Date)

                                                  MFC BANCORP LTD.

                                             By: /s/ Michael J. Smith
                                          --------------------------------
                                                    (Signature)

                                             Michael J. Smith, Director
                                          --------------------------------
                                                  (Name and Title)


                                                         Page 7 of 7 Pages

                              EXHIBIT INDEX

     Exhibit Number         Description
     --------------         -----------

           1 Joint Filing Agreement between Merchant Bank and MFC dated November 29, 2000.

           2* Securities Pledge Agreement among Merchant Bank and the Pledgors dated for reference January 31, 2000.

-------------------
* Incorporated by reference from the Schedule 13D filed by MFC and Merchant Bank and dated February 15, 2000.